Exhibit 99.1

Cawley, Gillespie & Associates, Inc.

petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1106 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944

February 24, 2015

Robert Anderson

Executive V.P. – Corporate Development & Engineering

Earthstone Energy, Inc.

1400 Woodloch Forest Dr., Suite 300

The Woodlands, Texas 77380

Re:	Evaluation Summary – SEC Price Case
Earthstone Energy, Inc. Interests
Total Proved Reserves
Certain Properties in Various States
As of January 1, 2015

Pursuant to the Guidelines of the Securities and
Exchange Commission for Reporting Corporate
Reserves and Future Net Revenue

Dear Mr. Anderson:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the Earthstone Energy, Inc. interests in certain properties located in various states.  This report includes results for the SEC price case scenario.  The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	4,198.2	1,894.5	7,710.9	13,803.6
Gas	- MMcf	12,276.1	3,937.8	22,364.8	38,578.7
NGL	- Mbbl	645.0	360.2	953.9	1,959.2
Net Revenue
Oil	- M$	374,343.9	172,381.9	694,793.4	1,241,519.4
Gas	- M$	53,936.1	17,021.6	91,993.1	162,950.8
NGL	- M$	19,227.3	10,745.3	29,178.9	59,151.6
Other	- M$	516.5	0.0	0.0	516.3
Severance Taxes	- M$	26,930.7	8,969.3	42,201.5	78,101.5
Ad Valorem Taxes	- M$	5,914.8	3,840.6	15,147.3	24,902.6
Operating Expenses	- M$	133,811.2	28,083.8	124,145.7	286,040.8
Other Deductions	- M$	16,087.2	6,261.8	15,719.3	38,068.4
Investments	- M$	0.0	31,619.5	280,390.8	312,010.3
Net Operating Income (BFIT)	- M$	265,279.9	121,373.7	338,361.0	725,014.6
Discounted @ 10%	- M$	164,433.8	70,997.5	109,369.3	344,800.4

Earthstone Energy, Inc. Interests

February 24, 2015

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”)

Hydrocarbon Pricing

As requested for the SEC scenario, the base oil and gas prices calculated for December 31, 2014 were $94.99/BBL and $4.309/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2014 and the base gas price is based upon Henry Hub spot prices during 2014. Prices were not escalated in the SEC scenario.  Adjustments to oil and gas prices were accepted as provided by your office and may include adjustments for treating cost, transportation charges and/or crude quality and gravity corrections.

Capital, Expenses and Taxes

Capital expenditures, lease operating expenses and Ad Valorem tax values were forecast as provided by your office.  As you explained, the capital costs were based on the most current estimates, lease operating expenses were based on the analysis of historical actual expenses, operating overhead is included for operated properties and no credit or deduction is made for producing overhead paid to the company by other owners of the operated properties. Capital costs and lease operating expenses were held constant in accordance with SEC guidelines.  Severance tax rates were applied at normal state percentages of oil and gas revenue. Severance Tax rates in certain instances, where authorized by taxing authorities, have severance tax abatements and were provided by your office and applied when appropriate.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.  However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Reserve Estimation Methods

The methods employed in estimating reserves are described on page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.  The cost of plugging and the salvage value of equipment at abandonment have not been included and, as suggested by your office, are expected to be immaterial.

Earthstone Energy, Inc. Interests

February 24, 2015

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files.  Ownership information and economic factors such as liquid and gas prices, price differentials and expenses was furnished by your office.  To some extent, information from public records was used to check and/or supplement these data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years.  We do not own an interest in the properties or Earthstone Energy, Inc. and are not employed on a contingent basis.  We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

Texas Registered Engineering Firm F-693